The Prudential Insurance Company of America                   Jordan K. Thomsen
Vice President and Corporate Counsel

The Prudential Insurance Company of America
213 Washington Street
Newark, NJ 07102-2992
(973) 802-4193   fax: (973) 802-9560

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:	The Prudential Variable Contract Real Property Account Registration Statement on Form S-1 (File No. 333-202192)

Ladies and Gentlemen:

Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated onto the cover page of the Registration Statement on Form S-1 (File No. 333-202192) filed by The Prudential Insurance Company of America on February 20, 2015, following the calculation of the registration fee on such cover page:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.”

If you have any questions, please contact me at (973) 802-4193.

Respectfully yours,

 /s/ Jordan K. Thomsen                                                                                                              3/02/2015
Jordan K. Thomsen                                                                                                                     Date
The Prudential Insurance Company of America

via EDGAR